EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
	2015	2014	2013	2012	2011	2015	2014
Amounts in millions, except ratio amounts
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$11,009	$13,492	$13,499	$11,970	$13,370	$3,632	$3,479
Fixed charges (excluding capitalized interest)	842	928	900	1,000	1,053	195	226
TOTAL EARNINGS, AS DEFINED	$11,851	$14,420	$14,399	$12,970	$14,423	$3,827	$3,705
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$693	$789	$755	$844	$889	$156	$187
1/3 of rental expense	166	174	171	176	170	41	44
TOTAL FIXED CHARGES, AS DEFINED	$859	$963	$926	$1,020	$1,059	$197	$231
RATIO OF EARNINGS TO FIXED CHARGES	13.8x	15.0x	15.5x	12.7x	13.6x	19.4x	16.0x